Subject: RP Eckington Crowdfunding Campaign
Date: Friday, June 27, 2025 at 2:02:50 PM Eastern Daylight Time
From: ████████████
To: ███
Attachments: image001.png, image002.png, image003.png, image004.png, image005.png

Hi Friend – As you know, we've been working on getting a third location off the ground for a long time. We are finally wrapping up funding to be able to start construction, and we just launched a crowdfunding campaign. You can check it out here: https://wefunder.com/rightpropereckington. Would love any support through contributions or sharing with anyone you think would be interested.

We are in the proof of concept phase with WeFunder, so I have to share this disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you!!



**MADE IN THE DOUGLASS
COMMONWEALTH.**

████████ ████
Co-Owner, Right Proper Brewing Company
███████████

SHAW Brewpub + Kitchen | 624 T St NW, DC 20001 | (202) 607-BEER(2337)
BROOKLAND Production House + Taproom | 920 Girard St NE, DC 20017 | (202) 526-5904
ECKINGTON Pilot Brewery + Kitchen | 1625 Eckington Pl NE, DC 20002 | COMING 2025!

